UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Explanatory Note:

This document corrects and replaces the release sent for Pengrowth Energy Corporation at 10:26 PM ET on January 20, 2016. The number listed in the last sentence in the "2016 Lindbergh Capital" paragraph erroneously referred to "Lindbergh's cash flow break-even price as being US $17.00/bbl" instead of "US $29.00/bbl." The complete and corrected release follows.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

Date: January 22, 2016	By:	/s/ Andrew D. Grasby
	Name:	Andrew D. Grasby
	Title:	Senior Vice President, General Counsel &
Corporate Secretary

EXHIBIT INDEX

Exhibit No.

99.1	CORRECTION FROM SOURCE: PENGROWTH ANNOUNCES PRUDENT 2016 CAPITAL BUDGET, OPERATIONAL UPDATE AND TEMPORARY SUSPENSION OF DIVIDEND